DRIL-QUIP, INC.

2050 West Sam Houston Parkway S., Suite 1100

Houston, TX 77042

August 5, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549-3561

Attention: Lauren Pierce

Re:	Request for Acceleration of Effectiveness of

Registration Statement on Form S-4, as amended (File No. 333-279048)

Dear Ms. Pierce:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Dril-Quip, Inc. (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 3:30 p.m., Eastern Time, on August 6, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Gibson, Dunn & Crutcher LLP, requests by telephone that such Registration Statement be declared effective. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Please contact Gerry Spedale of Gibson, Dunn & Crutcher LLP by telephone at (346) 718-6888 or via email at GSpedale@gibsondunn.com as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter. We also respectfully request that a copy of the written order from the Commission verifying the effective time of such Registration Statement be sent to Mr. Spedale via email at GSpedale@gibsondunn.com.

Sincerely,

DRIL-QUIP, INC.

/s/ Jeffrey J. Bird
Name: Jeffrey J. Bird
Title: President and Chief Executive Officer

cc:	Gerry Spedale

Gibson, Dunn & Crutcher LLP